September 11, 2005


Mr. J. Russell Porter
Chief Executive Officer and President
Gastar Exploration Ltd.
1331 Lamar Street, Suite 1080
Houston, TX  77010


	Re:	Gastar Exploration Ltd.
		Registration Statement on Form S-1
      Filed August 12, 2005
		File No. 333-127498

Dear Mr. Porter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Ensure that your prospectus includes the latest and best information available. In your next amendment, also file all omitted exhibits and supply the information you currently omit, including, without limitation:

* Any aspect of your business that was impacted by Hurricane Katrina, such as the Henry Hub in Louisiana or your East Texas properties;
* the status of your indebtedness;
* the status of the production you expect to complete by mid-September 2005 on page 22;
* your business environment section on page 26, including crude oil prices; and
* the opinion of counsel regarding legality.

Cover Page

2. We note your disclosure that you "may also trade in the United
States over-the-counter market under the symbol `GSREF.PK`" and your additional disclosure that the last reported sales price for your common shares on the OTC Bulletin Board was $2.56. Please clarify.

Prospectus Summary, page 1

3. Please define the term "LIBOR" on page 2.

4. In the last paragraph on page 2, you refer to "certain financial and other covenants." Please provide details in this section or a cross reference to disclosure later in the document. Likewise please also provide a cross-reference to the "certain requirements" to which you refer in the first paragraph on page 3.

Geostar Acquisition, page 3

5. Please provide a cross-reference to the section regarding this acquisition. Also, later in the prospectus, please provide additional details and background regarding the acquisition, including a discussion of the fairness opinion presented to the board. We may have further comment.

Risk Factors, page 6

6. You are required to disclose the "most significant factors" that make this offering speculative or risky. Please revise the first paragraph of this section to indicate clearly that you are describing the material risks associated with the offering of shares of your common stock. In this regard, please remove the statement that the risk factors are "not all inclusive" as it could suggest that you fail to describe all material risks. In addition, to the extent that you do not deem certain other risks material at this time, you should not refer to them in this section. In this regard, please delete the reference to "[a]dditional risks and uncertainties not currently known to [you] or that [you] currently consider immaterial."

7. Revise your captions so that they are precise and concise. Similarly, rather than stating that a risk would have a negative effect on the company, discuss the specific risk to your operations.
Among captions requiring revision are the first on page 6, the third on page 9 and the second on page 12. To the extent possible, avoid the generic conclusion you make throughout your risk factors section that you cannot provide assurances or certainty regarding the risk discussed and its impact on your business. Instead, replace this language with specific disclosure of how your business would be affected. Delete phrases such as "there is no assurance" and "we cannot predict."

8. Please remove the bold font in the body of the first risk factor on page 8.

We depend on our key personnel, page 14

9. Include the names of the limited number of senior management individuals to whom you refer.

Some of our directors, page 15

10. Expand your risk factor to describe in greater detail the difficulty for investors to affect service of process on, to bring suit against, or to enforce in the United States judgments obtained with respect to the directors to whom you refer.

Selected Historical Financial and Operational Information, page 20

11. Please include total assets in your table of selected financial data. Refer to Item 301 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition, page
21

Year Ended December 31, 2004 compared to Year Ended December 31,
2003, page 23

Impairment of natural gas and oil properties, page 24

12. We note you have recorded impairments in each of the past three fiscal years and in the three months ended March 31, 2005. We further note in your August 12, 2005 press release that you may incur an additional impairment charge in the three months ended June 30, 2005. Please enhance your MD&A to address the following:

* Identify the key assumptions used in your calculation of the impairments; and

* Explain the extent that future impairments may impact your earnings and provide disclosure for investors to ascertain the likelihood and extent that impairment charges may be recorded in the future.


Liquidity and Capital Resources, page 27

13. We note your disclosure that "sufficient capital will be available to execute [y]our business and operational plans." Please also disclose whether you will have sufficient cash to execute your business and operational plans for the next twelve months.

14. Please discuss and analyze any known trends in your cash used from operations. Also identify and explain the impact of expected changes in production volumes and in the timing of when those volumes will be produced on the amount and timing of future cash flows.

15. Please discuss and analyze the significant debt covenants within your debt arrangements and their impact on your ability to undertake additional debt or equity financing. Refer to FRC 501.13.c. for further guidance.

16. Disclose whether you have been in compliance with all material debt covenants.

Significant Accounting Policies, page 28

17. You indicate several accounting policies as being significant. Please revise your disclosure to include only those policies you consider to be critical. For those policies you deem to be critical, expand your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the
principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how
accurate
the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on
outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Natural Gas and Oil Reserves, page 44
18. We note that you include within your filing a measure for PV(10).
Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item
10(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.
Acreage and Productive Wells, page 46

19. Please disclose in a footnote to the tables presented on page
46
the reasons why you are unable to present exact acreage for your Australian locations.

Selling Shareholders, page 71

20. Please disclose how your security holders acquired their shares.
In addition, please identify any selling stockholders who are registered broker-dealers (Fidelity, for example) or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Plan of Distribution, page 75

21. Please disclose, and describe, more prominently your relationship with Westwind.

Certain Relationships, page 78

22. Please file the agreements referred to in this section as exhibits.

Material Income Tax Consequences, page 80

23. In the first full paragraph on page 81, you state that the following is a "general discussion of certain U.S. federal income tax consequences." Please revise to make clear that you have included a discussion of "all material" consequences.

Consolidated Financial Statements for the Fiscal Years Ended
December
31, 2004, 2003 and 2002, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

24. We note that your audit report was signed by an audit firm based
in Calgary, Alberta, Canada.  Please tell us how you concluded that
it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets are located within, the majority of your revenues are derived within, and your corporate offices are located in the United States.  In accordance with Article 2 of Regulation
S-
X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.  Further guidance may be found in
Section 5.K of "International Reporting and Disclosure Issues in
the
Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..
Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted.

Consolidated Balance Sheets, page F-3

25. Present separately any payables or accruals that are in excess of five percent of total current liabilities. Refer to Rule 5-02.20 of
Regulation S-X.

26. Please remove the sub-header for "Debt to be Settled by the Issuance of Shares" and present the amounts due to related party and convertible notes as Long Term liabilities.

Consolidated Statements of Changes in Shareholders` Equity and
Comprehensive Loss, page F-5

27. Disclose the changes in shareholders` equity and comprehensive loss for the year ended December 31, 2002.

28. Please revise your disclosure of Other Comprehensive Income as follows:

* Include Net Income as a component of Other Comprehensive Income;

* Rename the caption on your balance sheet to be "Accumulated
Other
Comprehensive Income"; and

* Disclose whether the components of comprehensive income are shown net of related tax effects or before related tax effects with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items. Refer to paragraph
24 of SFAS 130 for further guidance.

29. Please enhance your disclosure regarding the share cancellation costs by describing in your footnotes the nature of these costs and how you account for them in your footnotes. Additionally, please tell us why the share cancellation costs decreased from $1,691 thousand in 2003 to $6 thousand in 2004.

30. Please tell us why you recorded the issuance of share purchase warrants as an increase to Common Stock and not Additional Paid-in Capital. Also, tell us how you will account for exercises of share purchase warrants.

31. Please tell us what Contributed Surplus is and how you account for it.

32. Please tell us how you accounted for the cashless exercise of stock options. In your response, please cite specific accounting literature, including your consideration of FIN 44.
Consolidated Statements of Cash Flows, page F-7

33. Please tell us why you classified accounts payable from a joint venture partner as a financing activity and not an operating activity.

Notes to Consolidated Financial Statements, page F-8

34. Please disclose your proceeds from the sale of the Cherokee
Basin
property and the related gain or loss recorded in your consolidated financial statements, to the extent material.

Note 2. Significant Accounting Policies, page F-8

35. Please disclose your accounting policy related to treasury stock.

Note 2(c) Oil and gas properties, page F-9

36. Please enhance your policy footnote to describe when costs relating to unevaluated properties are transferred into the amortization base.

Note 2(d) Mineral resource properties, page F-9

37. Please tell us why it is appropriate to capitalize indirect overhead expenditures. Cite specific accounting literature in your response. Additionally, explain to us the difference between oil and gas properties and mineral resource properties.

Note 2(f) Revenue recognition, page F 10

38. Please enhance your revenue recognition policy to disclose what the sales method is and describe when delivery occurs.

Note 2(m) Stock-based compensation, page F-11

39. You indicate that you account for stock options granted using the fair value method and indicate that the Black-Scholes model is used to determine the fair values. You also provide a table indicating the pro forma impact of applying SFAS 123. Again you indicate that you use the Black-Scholes model for determining the fair values. Please explain to us why the two fair value methods provide different results.

Note 2(v) New accounting policies, page F13

40. We call your attention to SEC Release No. 33-8568 that defers the effective date of SFAS 123(R) for non-small business public registrants to the first interim or annual reporting period beginning after December 15, 2005. In light of this release, tell us whether you plan to adopt SFAS 123(R) at the beginning of your third quarter of 2005.

Note 8. Convertible Notes, page F-18

41. Please tell us how you determined whether a beneficial conversion feature was present in your issuances of convertible notes during 2002. If you determined that a beneficial conversion feature was present, tell us how you recorded it in your consolidated financial statements. Refer to EITF 95-8 for further guidance.

Note 9. Drilling Advances Liability, page F-19

42. Please tell us how you accounted for the share purchase warrants that were issued to the subscribers of the $4.0 million in financing.
Tell us what consideration you gave to EITF 96-18 in accounting for the share purchase warrants.

Note 15. Loss per share, page F-23

43. Please disclose the number of potentially dilutive securities that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.
Refer
to paragraph 40.c. of SFAS 128 for further guidance.

Note 18(m) Commitments and Contingencies, page F-28

44. Please tell us what consideration you gave to FIN 45 related to the indemnifications you provided pursuant to provisions of purchase and sale contracts, service agreements, joint venture agreements, operating agreements and leasing agreements.

Note 22. Supplemental Oil and Gas Disclosures - Unaudited, page F-
31

Costs Incurred in Oil and Gas Property Acquisition, Exploration and
Development Activities, page F-33

45. Please tell us why costs incurred in oil and gas-producing activities were negative in Australia for 2004.

Part II

Recent Sales of Unregistered Securities, page II-2

46. Please ensure that an exemption is provided for each private placement.



Exhibits and Financial Statement Schedules

47. Provide a currently dated consent from the independent accountants in your amendment.

Engineering Comments

Risk Factors, page 6

48. Expand your disclosure to include risk factors that disclose the drilling and operating risks and costs associated with handling gas containing high levels of hydrogen sulfide and carbon dioxide and other contaminants such as in the Bossier trend of East Texas. Include how this affects your results and may affect them in the future and the fact that if your gas processing plant is out of commission or exceeding capacity you may have to shut-in production due to not meeting minimum pipeline specifications for your natural gas.

49. We do not understand the necessity of a risk factor for reserve estimates provided by outside engineers. You are responsible for the accuracy of the disclosure that appears in your filings. Please remove this risk factor from your filing or explain to us why it is necessary.

50. Your disclosure about the Australian gas market suggests that it may not be well developed. If this is the case, provide a risk factor addressing how this may affect your future operations in terms of volumes and timing of future gas sales, capital costs for pipeline construction, expected gas prices and their comparison to those in the United States, etc. If you do not believe a risk factor is appropriate, advise us why you feel that is the case.

51. Include a risk factor that discloses the percentage of your reserves that are classified as proved developed non-producing and proved undeveloped. Disclose the ramifications this may have on your operations and results such as the need for future development costs, the delay in monetizing the reserves, and other key impacts.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations,
page 21

Results of Operations, page 23

52. Please include operating costs on a per equivalent unit production basis in each of the tables for the reported periods.

Business, page 33

Our Business, page 33

53. You state that you utilize advanced geophysics and geologic techniques. Please describe to us the techniques that you use that are not also used by others in the industry and why you consider it appropriate to describe these as advanced. Alternatively, remove this claim.

Our Strategy, page 33

54. We do not understand how participating in conventional natural gas exploration necessarily exposes you to potentially large natural gas reserves and significant shareholder value. Please explain this to us or, alternatively remove this disclosure or expand the disclosure to better justify your claim.

Natural Gas and Oil Operations, page 34

Hilltop Area, East Texas, page 34

55. You state that your acreage is located where the Deep Bossier sand is at greater depths and possibly thicker pay zones than the typical Deep Bossier sand development experienced by other industry participants. Please provide the support for this statement or remove it from the disclosure.

Gas Transportation, page 35

56. Please include in your disclosure the approximate cost to connect with the natural gas pipeline that was constructed three miles from your initial drilling site and the estimated timing of when this connection will occur.

Activities, page 35

57. Expand your disclosure to include why a 20 MMcfd natural gas processing plant was constructed, what the cost was and describe the processing that the plant performs and why it is necessary. Disclose when the maximum capacity of this plant is expected to be reached and how this may impact your future operations. Provide information on the need and estimated future costs and the timing to expand or build another plant when gas production capacity exceeds the throughput capacity of the existing plant.

Appalachian Basin, West Virginia, page 36

58. Please remove the disclosure concerning recoverable reserves per well and the reported estimated absolute open flow rates. These do not represent proved reserves and the results of calculated, short-term tests are confusing and not representative.

Coal Bed Methane, page 37

59. Expand your disclosure to include the facts that coal bed methane wells typically produce at lower rates and have lower reserves per well than conventional gas wells.

Gunnedah Basin, New South Wales, Australia, page 40

60. Provide us with the reservoir simulation modeling results regarding the Maules Creek CBM properties. Tell us also who conducted these "independent" studies.

Natural Gas and Oil Reserves, page 44

61. Please include the definition of proved reserves as found in Rule
4-10(a) of Regulation S-X. As requested in our prior comment, remove the disclaimers concerning the uncertainty of your estimates.

Notes to Consolidated Financial Statements, page F-8

Supplemental Oil and Gas Disclosures - Unaudited, page F-31

62. Please provide a copy of the reserve report as of December 31, 2004. For reserves classified as proved producing, provide a graph of the production over time with the forecasted production decline also on the graph.

63. We are confused about your disclosure of a Reserves Committee of the Board of Directors and senior management who reviews the reserves report for completion and accuracy and approves the final reserve report. Reconcile this with your previous disclosure which indicates you have no in house reservoir engineering capability and, therefore, rely on the accuracy of the reserve reports provided by your outside reservoir engineers. Please provide us with the names of the members of the Reserves Committee and their qualifications to perform the work that you report that they are performing in this capacity.

Standardized Measure of Discounted Future Net Cash Flows, page F-
36

64. We note that the future production costs calculate to $1.52 per
MCFe but your actual costs at year-end 2004 were reported as $1.78 per MCFe. Please reconcile this for us.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ryan Milne, Staff Accountant, at (202) 551-
3688
or April Sifford, Accounting Branch Chief, at (202) 551-3684, if
you
have questions regarding financial the statements and related disclosure. Please contact Carrie Darling, Staff Attorney, at
(202)
551-3724, or me at (202) 551-3685.   Direct all correspondence to
us
at the following address:  100 F St., NE, Washington, DC 20549,
Mail
Stop 7010.

							Sincerely,


							Tangela Richter
							Branch Chief

cc:	T. Mark Kelly, Esq.

      Tangela Richter
      Carrie Darling



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Mr. J. Russell Porter
Gastar Exploration Ltd.
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail stop 7010